Exhibit 1.2

BY LAWS OF YPF SOCIEDAD ANONIMA (1)

-ARTICLE I-

NAME, DOMICILE AND DURATION

Section 1°—Name

The name of the Corporation is YPF Sociedad Anónima. The Company shall be entitled to use either its full name, or the acronym YPF S.A., in the performance of the activities inherent in its corporate purpose and all legal acts executed.

Section 2°—Domicile

The Company’s legal domicile is established in the City of Buenos Aires, Republic of Argentina; not withstanding this, the Company shall be entitled to set up regional administrative offices, representative offices, branches, agencies or any other kind of representation within Argentina or abroad.

Section 3°—Duration

The Company’s duration is hereby established to be one hundred (100) years as from the date of registration of the Company’s Bylaws with the Public Registry of Commerce.

-ARTICLE II-

CORPORATE PURPOSE

Section 4°—Corporate Purpose (2)

The corporate purpose of the Company is to carry out, per se, through or in association with third parties survey, exploration and exploitation activities of liquid and/or gaseous hydrocarbon fields and other minerals and also the processing, transportation and marketing of these products and of the direct or indirect by-products thereof, including petrochemical and chemical products, whether by-products of hydrocarbons or not, as well as generation of electricity from hydrocarbons. For this purpose, the Company shall be entitled to process, use, purchase, sell, exchange, import and export the said products and/or by-products and to carry out any other operation complementary to its industrial and commercial activities, or any such operation as shall be necessary for the fulfillment of its purposes. For a better discharge of these purposes, the Company shall be entitled to create, associate with, or participate in private or public entities domiciled in the country or abroad, to the extent permitted by these By-laws.

Section 5°—Fulfillment of the Corporate Purpose

a)	In order to carry out its corporate purpose the Company is authorized to undertake any juridical act or operation whether of a legal, or even financial nature -save to intermediate- aimed at complying with the Company’s purpose or relevant to same, since, for purposes of its corporate objective, the Company has full legal powers to acquire rights, undertake obligations and exercise all acts which are not prohibited by statute or these Bylaws.

b)	The Company shall be particularly authorized to:

(i)	Acquire by way of purchase or other means, sell, exchange, assign or dispose, under any title, of real or personal property, livestock, facilities and all types of rights, bonds, shares or securities, and to give these as security, grant liens thereon, including pledges, mortgages or any other right in rem and shall be entitled as well to constitute easements, associate with real or artificial persons and enter into temporary business association (UTE) or joint venture agreements.

(ii)	Enter into all type of agreements and undertake commitments, including loans and other obligations, with state-owned or private banks, local or foreign banks, international loan organizations and/or of any other kind; to accept and give consignments, commissions and/or mandates and grant commercial credits related to its business transactions.

(iii)	Issue, within Argentina or abroad, debentures, negotiable obligations and other debt securities denominated in any currency, with or without in rem, special or floating guarantees, whether convertible into stock or not.

ARTICLE III

CAPITAL STOCK—SHARES

Section 6°—Capital

a)	Capital Amount: The Company’s capital stock is hereby fixed in the amount of pesos THREE THOUSAND FIVE HUNDRED AND THIRTY MILLION, ($3,530,000,000), fully subscribed for and paid in, divided into THREE HUNDRED AND FIFTY THREE MILLION (353,000,000) single-vote, book entry common shares, with a par value of ten pesos ($10.00) each.

b)	(4) Classes of Common Shares: The corporate capital is divided into four classes of common shares, i.e.:

(i)	Class A shares; only the National Government can be the holder of said Class A shares.

(ii)	Class B shares; initially, to be acquired by the holders of Bonos de Consolidación de Regalías de Gas y Petróleo or by the holders of collection rights vis-a-vis the Nation for gas and oil royalties. Any Class B share acquired by a holder of said bonds other than a Province of the National Government will be converted into a Class D share.

(iii)	Class C shares; initially allocated by the National Government to the Company’s employees under the Employee Stock Option Program (Programa de Propiedad Participadad) pursuant to Law 23,696. Class C Shares not acquired by the Company’s employees under said Employee Stock Option Program shall be converted into Class A Shares; and

(iv)	Class «D» shares converted into such class of shares by way of transfer to any person of shares Classes A, B or C, according to the following guidelines:

•	Those Class «A» shares as shall be transferred by the National Government to any person, shall be converted into Class «D» shares, except transfers to the Provinces -if previously authorized by law, in which case they will not be converted into another class.

•	Those Class «B» shares as shall be transferred by the Provinces to any person other than a Province shall be converted into Class «D» shares.

•	Those Class «C» shares as shall be transferred to third parties out of the Program, shall be converted into Class «D» shares.

•	Class «D» shares will not change their class since same will be eventually subscribed for or acquired by the National Government, Provinces, other public juridical person or participants in the Program.

c)	Class A Special Rights: the affirmative vote of the Class “A” Shares shall be required, no matter the corporate capital percentage which such Class “A” shares represent, for the Company to validly resolve as regards to:

(i)	the merger with any other company or companies;

(ii)	the acceptance that the Company, by way of acquisition by third parties of its shares, shall endure a situation of consented or hostile corporate control, involving the ownership of more than 50% of the corporate capital of the Company;

(iii)	the transfer to third parties, of all exploitation rights granted within the framework of Law 17,319 its supplementary and regulatory rules and of Law 24,145 so that such transfer shall cause the total interruption of the exploration and exploitation activities of the Company:

(iv)	the voluntary dissolution of the Company.

(v)	(4) the change of corporate and/or fiscal domicile of the Company outside the Argentine Republic.

Moreover, the prior approval of a national law shall be required to favourably decide as regards sub-paragraphs (iii) and (iv), above.

d)	Preferred Shares: The Company may issue preferred shares with or without voting rights, also divided into Classes A, B, C and D. The rules applicable under paragraph b) above to each class of common shares on ownership and conversion issues shall also apply to the respective classes of preferred shares. When the preferred shares exercise the right to vote (whether such rights are temporary or permanent) they shall do so, as the case may be, as members to such end, of the class same correspond.

e)	Capital Increases: The Company’s capital stock may be increased up to five times by resolution of an ordinary shareholders’ meeting, as provided under Section 188 of Law 19,550; this ceiling shall not apply if the Company is authorized to make a public offering of its shares. The shareholders’ meeting shall establish the characteristics of the shares to be issued pursuant to capital increases, subject to the conditions provided for in these Bylaws, being empowered to vest the board of directors with the power to determine the time the issues are to be made as well as the terms and conditions of payment of the shares and to delegate -moreover- any and all other powers permitted by law. Any issuance of either common or preferred stock shall be made by classes, respecting the proportions existing between same as of the date of the referenced issue, without prejudice to any further amendment introduced on account of preemptive subscription rights or on account residual preemptive rights, as set forth in Section 8 hereof.

Section 7°—Transfer of Shares

a)	Book Entry Shares: Shares shall not be evidenced by certificates but shall be book-entry and registered in accounts bearing the names of the holders thereof, maintained with the Company, authorized commercial or investment banks or custodians as shall be resolved by the board of directors. The shares shall be indivisible. In case of joint ownership, representation thereof shall be unified for purposes of exercising the rights or complying with the obligations.

b)	Transfer of Classes A or C Shares: Any Class «A» share transfer made in violation of the provisos of Section 8 in fine of Law 24,145, or of Class «C» shares made in violation of the rules of the Program or of the respective Acuerdo General de Transferencia (General Transfer Agreement), duly notified to the Company shall be void, of no effect and shall not be recognized by the Company.

c)	Disclosure Duties: Any person who, either directly or indirectly, acquires in any way or under any title Class «D» shares, or shares which -when transferred- are converted into Class «D» shares, or any kind of security of the Company convertible into Class «D» shares (only for illustrative purposes, the term «security» shall include debentures, negotiable obligations and share coupons) granting control in excess of 3% of such Class «D» shares, shall -within 5 days as from the date of the acquisition leading to the said excess-notify the Company of such situation, without prejudice to its obligation to comply with any additional requirements as may be imposed in this respect by applicable rules of capital markets. The referenced disclosure must also specify the date of the transaction, price and amount of shares acquired and whether it is the purchaser’s purpose to acquire a higher participation or control the Company’s decision making process. Should the acquirer be organized in the form of a group of persons, it shall inform the names of the group members. The information herein provided for shall be furnished with respect to acquisitions made further to the one originally informed, in case of any new excess -as herein set forth- of the amounts of Class «D» shares stated in this last report.

d)	Takeover: No Company share or security (only for illustrative purposes the term «security» shall include debentures, negotiable obligations and share coupons) convertible into shares, may be acquired either directly or indirectly, by any means or under any title unless the provisos of paragraphs e) and f) of this Section are complied with whenever, as a result of such acquisition, the acquirer thereof shall turn out to be the owner of, or shall exercise control of shares of the Company which if added to its prior holdings of such class (if applicable) shall represent, in the aggregate, 15% or more of the corporate capital or 20% or more of all Class «D» shares outstanding, if the shares representing the said 20% shall constitute -at the same time- less than 15% of the corporate capital.

Without prejudice to the above statements, those acquisitions as shall be made by anyone who is already the owner or by anyone who already controls the shares representing more than 50% of the corporate capital, do not fall within the provisos of paragraphs e) end f).

The acquisitions referred to in this paragraph d) are called «Control Acquisitions».

e)	Requisites: Any person willing to carry out a Control Acquisition (hereinafter in this paragraph the «Offeror») shall:

(i)	previously obtain the approval of a Class «A» special shareholders’ meeting and

(ii)	make a public offering to acquire all the shares of all the classes in the Company and all securities convertible into shares.

Any decision as shall be adopted by the Class «A» special meeting as regards the issues provided for in this paragraph e) shall be final and will grant right to no compensation whatsoever for any party.

f)	Public Offering: Each public offering shall be carried out fully in accordance with the procedure set forth in this paragraph and -to the extent the applicable rules of the jurisdictions in which the said public offering is made and the provisos of stock markets and exchanges in which the referenced shares and securities of the Company are listed shall impose requisites additional to, or stricter than, the requisites herein set forth- such additional or stricter requisites shall be complied with in the exchanges and markets where same are required.

(i)	Offeror shall notify the Company in writing of the public offering at least 15 business days before same is to commence. In such notice the Company shall be informed of all terms and conditions of any agreement or preliminary agreement as shall have been entered into by the Offeror or as shall the said Offeror seek to enter into with a holder of shares of the Company whereby -if consummated- the Offeror shall fall into the situation described in the first paragraph of paragraph d) of this Section (hereinafter the «Preliminary Agreement») and shall be informed, as well, of the following minimum additional information:

(A)	the identity, nationality, domicile and telephone number of Offeror;

(B)	should Offeror be formed by a group of persons, the identity and domicile of each Offeror of the group and of the authority of each group constituent;

(C)	the consideration offered for the shares and/or securities. Should the offer be conditioned to the fact that certain number of shares be acquired, such minimum limit shall be informed;

(D)	the date scheduled for the validity of the public offering to expire, whether it can be extended or not and, as the case may be, the procedure relevant to such extension;

(E)	a statement by the Offeror as regards the exact dates prior to and after which the holders of shares and securities that subjected same for purposes of the sale thereof to the regime of public offerings, shall be entitled to withdraw them, the way in which such subjected shares and securities shall be accepted and according to which the withdrawal of the shares and securities subjected to the regime of public offerings is to be made:

(F)	a statement indicating that the public offering shall be available for all holders of shares and securities convertible into shares;

(G)	the additional information, including the financial statements of Offeror, which the Company may reasonably require or be necessary in order for the above notice not to be misleading or such as may be required whenever the information furnished be incomplete or defective.

(ii)	The board of directors of the Company shall convene by any valid means a Class «A» special shareholders meeting to be held 10 days business after the receipt by the Company of the notice mentioned in subparagraph (i), in order to consider the approval of the public offering and shall submit to such meeting its recommendation in this regard. Should the said meeting fail to be held notwithstanding the call, or should it be held and the motion for the public offering made thereat be dismissed, same shall not take place and the Preliminary Agreement shall not be executed, if applicable.

(iii)	The Company shall deliver by mail to each holder of shares or securities convertible into shares, at Offeror’s expense -with reasonable diligence- a copy of the notice delivered to the Company fully in accordance with the provisos of subparagraph (i). Offeror shall advance to the Company the funds required to such end.

(iv)	Offeror shall deliver by mail or otherwise furnish, with reasonable diligence, to each requesting holder of shares or securities convertible into shares, a copy of the notice delivered to the Company and shall publish an announcement substantially in the form specified under subparagraph (i), at least once per week, starting on the date in which the said notification is delivered to the Company, pursuant to the provisos of subparagraph (i) and ending on the expiry date of the public offering. Subject to applicable legal provisos, such publication shall be made in the business section of newspapers of general circulation in the Republic of Argentina, in the City of New York, United States of America and in any other city n whose markets or exchanges the shares are listed.

(v)	The consideration for each share or security convertible into shares, payable to each holder of shares or securities shall be the same, in money and shall not be less than the price per each Class «D» share or -as the case may be- per each security convertible into a Class «D» share, which turns out to be the highest of the following prices:

(A)	the highest price per share or security paid by Offeror, or on account of Offeror, as regards any acquisition of Class «D» shares or securities convertible into Class «D» shares within the 2-year term immediately preceding the notification of Control Acquisition, adjusted according to any stock split, dividend in shares, subdivision or reclassification affecting or relevant to the said Class «D» shares; or

(B)	the highest selling price as of the closing of transactions during the term of 30 days immediately preceding such notice, of one Class «D» share, according to the listing price thereof in the Buenos Aires Stock Exchange, in each case adjusted on account of any stock split, dividend in shares, subdivision or reclassification affecting or relevant to the said Class «D» shares; or

(C)	a price per share equal to the market price per Class «D» share, as determined in subparagraph (B) of this clause multiplied by the ratio between: (a) the highest price per share paid by Offeror or on account of Offeror for any Class «D» share, in any acquisition of shares of the class, within the 2-year term immediately preceding the date of notification set forth in subparagraph (i); and (b) such market price per Class «D» share current as of the day immediately preceding the first day of the 2-year term in which Offeror acquired any kind of interest or right over one Class «D» share. In each case the price shall be adjusted taking into account any subsequent stock split, dividend in shares, subdivision or reclassification affecting or relevant to the said Class «D» shares; or

(D)

the net income derived by the Company with respect to each Class «D» share during the last 4 complete fiscal quarters immediately preceding the date the notice set forth in subparagraph (i), multiplied by the highest of the following ratios: the ratio price/income of that period for Class

«D» shares (if applicable) or the highest ratio price/income for the Company during the 2-year term immediately preceding the date of the notification set forth in subparagraph (i). The referenced multiples shall be determined as customarily estimated and informed by the financial community.

(vi)	The holders of shares or securities who subjected same to the public offering, may withdraw them before the expiration date of said offering.

(vii)	The public offering may not expire before 90 days subsequent to the date on which the notice of the offering was given to the shareholders or published pursuant to provisos of subparagraph (iii).

(viii)	Offeror shall acquire all shares and/or securities convertible into shares as shall -before the expiration of the public offering- be placed for sale according to the public offering regime. Should the amount of such shares or securities be lower than the minimum limit to which Offeror subjected the public offering, Offeror is authorized to withdraw same.

(ix)	Should the Offeror fail to set a minimum limit to which its public offering is to be subjected, as per provisos of subparagraph (i)(C) of this Section, once ended such procedure it shall be authorized to execute the Preliminary Agreement, if applicable, no matter the amount of shares and/or securities acquired under the public offering regime. Should Offeror set the referenced minimum, it shall be authorized to execute the Preliminary Agreement only if such minimum level is exceeded under the public offering regime. The Preliminary Agreement shall be executed within 30 days following the closing of the public offering, contrariwise, for purposes of executing same, the procedure set forth in this Section shall be repeated.

Should there be no Preliminary Agreement, the Offeror, in the events and on the occasions as previously stated for a Preliminary Agreement to be executed, may freely acquire the amount of shares and/or securities informed by it to the Company in the notice set forth in subparagraph (i) of this paragraph, in as much as it shall not have acquired said amount of shares and/or securities under the public offering regime.

g)	Related Transactions: Any merger, consolidation or other form of combination producing substantially the same effects (hereinafter, in this Section the «Related Transaction») involving the Company and any other person (hereinafter in this Section the «Interested Shareholder») who had previously carried out a Control Acquisition or which produces for the Interested Shareholder the effects, as regards the holding of Class «D» shares, of a Control Acquisition, shall only be made if the consideration to be received by each shareholder of the Company on account of such Related Transaction ranks pari passu for all shareholders and if it is not less than:

(i)	The highest price per share paid by or on account of the said interested Shareholder with respect to the acquisition of:

(A)	shares of the class to be transferred by the shareholders under the said Related Transaction (hereinafter the «Class») within the period of 2 years immediately preceding the first public announcement of the Related Transaction (hereinafter the «Announcement Date»); or

(B)	shares of the Class acquired by said Interested Shareholder under any Control Acquisition.

In both cases, according to any price adjustment made by reason of any stock split, dividend in shares, subdivision or reclassification affecting or relevant to the Class.

(ii)	the highest seller price current as of the closing of transactions during the term of 30 days immediately preceding such notice or the date on which the Interested Shareholder shall acquire shares of the Class under any Control Acquisition, of one share of the Class, according to the listing price thereof in the Buenos Aires Stock Exchange, adjusted on account of any stock split, dividend in shares, subdivision or reclassification affecting or relevant to the said Class of shares; or

(iii)	a price per share equal to the market price per share of the Class as determined in paragraph (ii) of this clause multiplied by the ratio between: (a) the highest price per share paid by the Interested Shareholder or on his account for any share of the Class, in any acquisition of shares of the Class, within the 2-year term immediately preceding the Announcement Date; and (b) such market price per share of the Class current as of the day immediately preceding the first day of the 2-year term in which the Interested Shareholder acquired any kind of interest or right over one share of the Class. In each case the price shall be adjusted taking into account any subsequent stock split, dividend in shares, subdivision or reclassification affecting or relevant to the said Class of shares; or

(iv)	the net income derived by the Company with respect to the Class during the last 4 complete fiscal quarters immediately preceding the Announcement date, multiplied by the highest of the following ratios: the ratio price/income of that period for the shares of the Class (if applicable) or the highest ratio price/income for the Company during the 2-year term immediately preceding the Announcement Date. The referenced multiples shall be determined as customarily estimated and informed by the financial community.

h)	Violation of Requisites: The shares and securities acquired in violation of the provisos of paragraphs 7 c) through 7 g), in both cases inclusive, of this Section shall give no right to vote or to collect dividends or to other form of distribution as may be made by the Company and shall not be computed when determining the quorum present at any each of the meetings of shareholders of the Company.

i)	Construction: For purposes of this Section 7, the term «indirectly» shall include the purchaser’s controlling companies, companies controlled by the purchaser, companies under common control with the purchaser and other persons acting in concert with the purchaser; likewise, holdings of shares through trusts, depository receipts («ADR») or through other similar mechanisms shall be included as well.

Section 8°—Preemptive Rights

a)	General Rules: The holders of both, common and preferred shares shall be entitled to a preferred subscription right of shares issued within the same class, pro-rata their respective holdings. This right is to be exercised subject to the conditions and within the term provided for by law and applicable regulations. Issuance, subscription and payment conditions relevant to Class «C» shares may grant certain advantages to the acquirers thereof if compared with those applicable to the rest of the shares, but in no case shall same be more onerous. Any holder of a preemptive right, no matter the class of shares giving rise to it, may convey such right to any third party, in which case the share -subject matter of such right- shall be converted into, or consist of, one Class «D» share.

b)	Residual Preemptive Rights: The residual preemptive right shall be exercised within the same term fixed for the preemptive right and with respect to all classes of shares which sere not initially subscribed for. In this respect:

(i)	Class «A» shares which have not been initially subscribed for pursuant to the preemptive right by the Argentine Government shall be converted into Class «D» shares and will be tendered to the shareholders of the said Class who stated their intention to exercise the residual preemptive right with respect to unsubscribed Class «A» shares;

(ii)	Class «B» shares which have not been subscribed for by the Provinces pursuant to their original preemptive rights, whether because same have abstained from such exercise or conveyed such rights, shall be subsequently allocated to the Provinces which have subscribed for Class «B» shares and indicated their intention to exercise their residual preemptive rights, and the remainder shall be converted into Class «D» shares in order for same to be tendered to the shareholders of the said Class «D» shares which have stated their intention to exercise their residual preemptive rights with respect to the unsubscribed for Class «B» shares;

(iii)

Class «C» shares which have not been subscribed for by persons under the Program, pursuant to their original preemptive rights, whether because same have abstained from such exercise or conveyed such rights, shall be allocated to persons included in such regime who have subscribed for Class «C» shares and indicated their intention to exercise their residual preemptive right, and the remainder shall be converted into Class «D» shares, in order for same to be tendered to the shareholders of the said class who have stated their intention to exercise their residual preemptive rights with respect to the unsubscribed for Class «C» shares;

(iv)	Class «D» shares which have not been subscribed for pursuant to the preemptive rights as arising from shares of that class shall be allocated to such subscribers as shall have indicated their intention to exercise their residual preemptive right;

(v)	the remainder of Class «D» shares shall be allocated to the shareholders of the other classes who have indicated their intention to exercise their residual preemptive on a pari passu basis.

c)	Limits: The preemptive rights and residual subscription rights contemplated in the above sub-paragraphs shall exist only insofar as required by the companies’ laws in force on each occasion or in as much as same be necessary to comply with the applicable provisions of Laws 23,696 and 24,145.

Section 9°—Public and Private Offering—Suppressed(4)

-ARTICLE IV-

NEGOTIABLE OBLIGATIONS, PROFIT SHARING

BONDS, AND OTHER TITLES

Section 10°—Titles to issue(3)

a)	Negotiable Obligations: The Company may issue negotiable obligations whether convertible or not. Whenever the law shall require that the issuance of negotiable obligations be resolved at a shareholders’ meeting, the said meeting shall be entitled to vest the board of directors with power to determine all or some of the issuance terms and conditions.

b)	Other Securities: The Company may issue preference bonds and other securities contemplated by applicable legislation. Preference bonds shall grant to the holders thereof preemptive rights in future capital increases up to the amount provided for by such bonds. Shareholders shall have preemptive rights in the subscription of such bonds and other convertible securities upon the conditions contemplated in Section 8° of these Bylaws.

c)	Conversion to Class «D» Shares: All convertible securities issued by the Company shall be eligible for conversion only into Class «D» shares. Issuance thereof shall be authorized by a special meeting of Class «D» shareholders.

- ARTICLE V -

MANAGEMENT AND ADMINISTRATION

Section 11°—Board of Directors

a)	(4) Composition: the management and administration of the Company shall be vested in a board composed of seven (7) to fourteen (14) directors, to be determined by the Shareholders Meeting, said directors will be appointed for a two-year term, and may be reelected indefinitely, without prejudice to the provisions contained in paragraph e) hereof.

b)	Alternate Directors: Each class of stock shall appoint a number of alternate directors equal to or lesser than the number of permanent directors which it is entitled to appoint. Alternate directors shall fill in the vacancies which may occur within their respective class in the order of their appointment when such vacancies are produced due to absence, resignation, leave of absence, incapacity, disability to serve or death, and provided that the board of directors approves the reasons for such vacancies in the event they are temporary.

c)	(4) Appointment: Directors shall be elected by the majority vote within each of the classes of common shares, as follows:

(i)	Class A Shares shall appoint one director and one alternate director as long as at least one Class A Share exists;

(ii)	the remaining directors and alternate directors (which in no event shall be less than six directors and an equal or lesser number of alternate directors) shall be appointed by Class D Shares. Class B and C Shares will vote together with Class D Shares at its Special Shareholders Meeting summoned for the appointment of directors.

(iii)	in Class «D» special shareholders’ meetings called for the election of directors, such election may be made by cumulative vote, pursuant to the provisions of Section 263, Law 19,550, even if Class «A», «B» or «C» shareholders, as provided for above, attend same.

d)	Absence of one Class: In the event that no share of a given class entitled to elect class directors is present at a meeting held on second call, and convened to elect directors, the directors of such class shall be elected by the shareholders of the remaining classes voting jointly as if they were a single class, except in the event that such absence occurs in shareholders’ meetings of Class «A», «B» or «C» shares, in which case the statutory auditor appointed by Class «A» shares or by Class «A», «B» and «C» shares jointly, as the case may be pursuant to the provisions of Section 21, paragraph b), shall proceed to elect the directors and alternate directors of such classes as shall have been absent.

e)	(4) Staggered Election: The election of directors shall be staggered by halves. The election will always be for a two-year term (2), except when the directors are appointed to complete the none expired term of their predecessors.

f)	Nomination of Candidates: At each shareholders’ meeting which shall appoint Class «D» directors, any shareholder or group of shareholders of Class «D» shares holding more than 3% of the capital stock represented by Class «D» shares, may require that the names of the candidates to be proposed by such shareholder or group of shareholders to the shareholders’ meeting of such Class be sent to all shareholders of that class. In the case of depository banks holding stock registered in their name, such rule shall apply to the beneficiaries thereof. Similarly, the board of directors may propose names of directors to be elected by the shareholders’ meetings of the respective classes of stock, which names shall be forwarded to all shareholders together with the slates proposed by the shareholders first above indicated. The above rules shall not prevent shareholders present at the meeting to propose names not included in the proposal circulated by the board of directors. No proposal for election of directors by any of the classes, whether before the meeting or during such meeting, shall be permitted without submitting to the Company written evidence of the acceptance of the position by the persons proposed.

g)	Manner of Election: Without prejudice to the provisions on cumulative vote in subparagraph (vi), paragraph (c) of this Section, the election of Class «D» directors shall be made by slate provided that no shareholder objects, otherwise it shall be made individually. The person or list, as the case may be, which obtains the absolute majority of Class «D» shares present at the meeting shall be elected; in the event that no slate obtains such majority, a new ballot shall be made in which the two lists or persons obtaining the largest number of votes shall participate; the list or person obtaining the largest number of votes in such ballot shall be elected.

h)	Removal: Subject to the applicable quorum requirements, each class, by majority of the shares of such class present at the meeting, is entitled to remove the directors elected by such class provided that the removal has been included in such meeting’s agenda.

Section 12°—Performance Bond (5)

Each of the regular directors is bound to post a performance bond amounting, at least, to ten thousand pesos (Ps. 10,000) or its equivalent, which may consist of bonds, government securities or sums of money in domestic or foreign currency deposited with financial institutions or securities clearing houses, to the order of the company, or sureties, bank guarantees, guarantee or third party insurance in favor of the company, which cost shall be borne by each director; no performance bond may be posted by direct contributions to the national retirement and pension fund. If the performance bond consists of a deposit of bonds, government securities or sums of money in domestic or foreign currency, the conditions set forth in such performance bond shall ensure the unavailability of such deposit until the extinguishment of the legal rights that might be claimed in liability actions. Alternate directors shall only post a performance bond in the event of taking office in replacement of a retiring regular director to complete the term of office or for the relevant terms of office.

Section 13°—Vacancies (5)

In case of vacancies, the members of the supervisory committee may appoint Directors to fill such vacancies, whose term of office shall extend until the appointment of new Directors at the meeting. The member of the supervisory committee appointed by Class A shares, after consulting with the Class A shareholder, shall appoint one Director for Class A, and the members of the supervisory committee appointed by Class D shares shall appoint the Directors for such Class.

Section 14°—Compensation (3)

a)	Non-executive Members: The duties of the non-executive members of the board shall be compensated as provided for annually by the ordinary shareholders’ meeting on an aggregate basis. The amount of such compensation shall be evenly distributed among non-executive members, and among their alternates, pro-rata according to the term they have replaced permanent members. Any amounts payable as advance fees for the current fiscal year shall be authorized by the shareholders’ meeting, subject to confirmation by the shareholders’ meeting which is to consider such fiscal year.

b)	Executive Members: The Company directors performing executive, technical and administrative functions or participating in special committees will receive compensation for such functions or committees in accordance with market conditions, as determined by the Board, with the persons affected not entitled to vote. Any compensation paid to such directors pursuant to this Section, together with the compensation of Board members generally, will be subject to ratification by the shareholders at the Company’s annual shareholders’ meeting in accordance with Section 261 of Act 19,550.

c)	General Rule: The directors’ compensation as fixed by paragraphs a) and b) above shall in all cases be within the limits fixed by Section 261, Law 19,550, except in the case provided for in the last paragraph of such Section.

Section 15 °—Meetings (3)(4)

The Board of Directors will meet at least once every quarter, without prejudice to the power of the Chairman of the Board, or any person standing in for him, to call a Board meeting whenever he deems it convenient. Likewise, the Chairman of the Board or any person standing in for him, shall summon the Board when any of the directors so requests. In the case of a Board meeting called at the request of a director, the Chairman of the Board will summon a meeting which will be held within five days of the request; otherwise the summons may be issued by any director. Directors shall be given written notice of any Board meeting, which notice shall include the items of the agenda. Items not included in the agenda because they arose after the issuance of the notice of meting may, if considered to be urgent, be properly considered by the Board at such meeting.

Section 16—Quorum and Majorities (3)

The Board will be presided over by the Chairman of the Board or such person who may eventually replace him. The necessary quorum shall be an absolute majority of members of the Board. If, at a meeting regularly called, there is no quorum one hour after the time established in the summons, the Chairman of the Board, or such person who may eventually replace him, may invite the alternate member or members of the classes of shares corresponding to those members not attending the meeting to join the meeting until a quorum is reached or call for a meeting to be held at another date. However, the Board may invite the alternate members of the classes represented by the absent members to join the meeting even if not necessary to reach a quorum. The Board shall adopt resolutions by a majority vote of the members present. In case of a tie vote, the Chairman of the Board or his replacement shall have the power to break such tie by casting a second vote. Absent directors may authorize other directors to vote on their behalf, as long as there is the necessary quorum, and in such case, no alternate members shall be allowed to join the meeting to replace the authorizing directors.

Section 17—Powers of the Board (3)

The board of directors shall be vested with full powers to organize, mange and administer the Company, including those which require special powers of attorney in accordance with Section 1881 of the Argentine Civil Code and Section 9 of Decree Law 5965/63. The board may, in particular, operate with all type of banks, financial entities or credit institutions, whether public or private; grant and revoke special or general powers of attorney, powers to act in court, for administration purposes and others, with or without substitution powers; commerce, follow up, answer, or waive complaints or criminal actions and perform all other actions or legal acts giving rise to the acquisition of rights or assumption of obligations by the Company without other limitations than those imposed by the applicable laws, these Bylaws, and the resolutions of the shareholders’ meetings, and in particular:

(i)	Grant general and special powers of attorney, including those listed under Section 1881 of the Argentine Civil Code, as well as those required to file criminal actions, and revoke them. For the purpose of answering interrogatories, acknowledging documents in court, answering questions in criminal proceedings as defendant, or making statements in administrative proceedings, the board of directors may grant powers of attorney for the Company to be represented by any director, manager or attorney-in-fact duly empowered.

(ii)	Purchase, sell, assign, donate, exchange, give or take under commodatum agreements all kinds of real and personal property, business and industrial premises, ships, seaborne craft and aircraft, and rights, including trademarks, patents and industrial or intellectual property rights; establish easements as grantor or grantee, mortgages, mortgages on vessels, pledges and any other rights in rem, and, in general, perform any acts and enter into contracts, either within Argentina or abroad, that may be relevant to the Company’s purpose, including leases for the maximum period established by law.

(iii)	Enter into associations with natural or legal persons, according to the laws in effect and to these Bylaws, and execute with them temporary business association (UTE) or joint ventures.

(iv)	Carry out all necessary proceedings before local or foreign authorities to fulfill the Company’s purpose.

(v)	Approve the staff, appoint general or special managers, fix their compensations, work conditions and any other staff policy measures, grant promotions, transfers, dismissals, and impose any penalties that may be appropriate.

(vi)	Subject to prior resolution by the competent shareholders’ meeting when required by law, issue in Argentina or abroad, either in local or foreign currency, debentures, negotiable obligations and other debt instruments with security interests, with special or floating guarantees or without guarantees, either convertible or non-convertible, in accordance with applicable laws.

(vii)	Settle in or out of court all kind of matters, submit disputes to arbitrators or mediators, file and answer all kinds of judicial and administrative claims, act as plaintiff in competent criminal or correctional jurisdiction, provide all kinds of bail bonds, and extend jurisdictions within Argentina or abroad; waive the right of appeal or rights acquired under the statute of limitations, submit or answer to interrogatories in court, make innovations, grant reductions of debt or additional terms, and, in general, perform any and all acts which by law require a special power of attorney.

(viii)	Enter into all kind of transactions with banks and financial institutions, including Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, and all other domestic or foreign governmental, private or partially state-owned banking and financial institutions. Enter into transactions, take loans and other obligations with government or private banks (including those listed in the above sentence), international loan agencies and institutions or organizations of any other kind, be they local or foreign natural or artificial persons.

(ix)	Create, maintain, eliminate, restructure or move the Company’s offices and divisions, and create new regional administrative offices, agencies or branches in Argentina or abroad; establish and accept representations.

(x)	Approve and submit to the shareholders’ meeting for approval the Company’s Annual Report, Inventory, Balance Sheet and Income Statement recommending annually the allocation of the annual profits.

(xi)	Approve the Company’s contracting rules, which shall ensure the participation of bidders, and the transparency and publicity of procedures.

(xii)	If deemed convenient and necessary, order the creation and organization of the executive committee and other board committees, establish their duties and restrictions within the powers granted by these Bylaws, and issue their Internal Rules.

(xiii)	Approve the appointment of the General Manager and the Deputy General Manager, pursuant to the provisions of Section 18(c);

(xiv)	Resolve any doubt or matter that may be raised with respect to the interpretation of the By-laws, to which effect the Board is vested with full power, notwithstanding the Board’s duty to inform the shareholders of its decision in due course;

(xv)	Create its own internal rules;

(xvi)	Apply for and maintain the listing on national and international stock exchanges and stock markets of its shares and notes when applicable;

(xvii)	Approve the annual budget, the estimates of expenditures and investments, the capitalization and the annual plan of action of the Company; and

(xviii)	Exercise such other powers conferred by these By-laws.

The foregoing list is merely illustrative and not restrictive. Therefore, the board of director shall be vested with full powers to manage and dispose of the Company’s assets and to perform any and all acts pertinent to the Company’s corporate purpose, with the exemptions provided for in these Bylaws, including through attorneys-in-fact specially appointed therefor, for such purposes and with such ample powers as may be determined in each particular case.

Section 18—Chairman and Executive Vice Chairman—General Manager (3)

(a)	Appointment: The Board shall appoint from among the members chosen by Class D Shares a Chairman and a Vice Chairman of the Board. In the event of a tie, such appointment shall be decided by the vote of the directors elected by Class D Shares. Both the Chairman and Vice Chairman of the Board shall hold office for two (2) years, but only as long as they are members of the Board, and they may be re-elected to such office an indefinite number of times if they have been elected or re-elected as directors by holders of Class D Shares.

(b)

Vice Chairman of the Board: The Vice Chairman of the Board shall replace the Chairman of the Board in the event of the resignation, death, disability, incapacity, removal or temporary or permanent absence of the latter. In all cases, except in the event of temporary absence, the Board shall elect a new Chairman of the Board in accordance with paragraph (a) of this Section within sixty days from the date the vacancy occurs. When the Vice Chairman of the Board is appointed General Manager or Deputy General Manager, he shall be called “Executive Vice Chairman.” When the Chairman of the Board holds the office of General Manager, if the Vice Chairman of the Board is not acting as Executive Vice Chairman, he shall replace the former only as Chairman of the Board.

(c)	General Manager: The Chairman of the Board shall hold the office of General Manager, who shall be the senior executive officer of the Company and shall be in charge of performing the executive functions of the Company’s administration. If the Chairman of the Board expresses, at the time of or after being elected, that he does not want to hold the office of General Manager, he shall propose the person who shall hold such office subject to the approval of the Board. If such person is a director, he or she must be a director who has been elected by Class D Shareholders. The Chairman of the Board may resume at any time the General Manager position. The General Manager may recommend to the Board the person who, subject to the approval of the Board, shall hold the office of Deputy General Manager. If such person is a director, he or she must be a director who has been elected by Class D Shares. The Deputy General Manager shall report to the General Manager and shall assist the General Manager with the management of the Company’s operations and shall perform all other executive functions granted or delegated to such person by the General Manager. In the event of the General Manager’s temporary absence or any other temporary circumstances which cause the General Manager to be unable to perform his duties, the Deputy General Manager shall perform the General Manager’s duties. In the event of a tie in the approval of the appointment of the General Manager or the Deputy General Manager, the matter shall be resolved by the vote of the elected Class D directors. For the purposes of acting abroad and before the international financial markets, the General Manager shall be designated as “Chief Executive Officer” and the Deputy General Manager, if any, as “Chief Operating Officer.” The General Manager and the Deputy General Manager, if any, will be empowered to sign on behalf of the Company any contracts, business papers, public deeds and any other public or private acts giving rights to and/or establishing duties of the Company within the limitations of the powers granted by the Board, without prejudice to the powers as legal representatives that the Chairman and the Vice Chairman of the Board may have, if any, and all other powers and signature delegations established by the Board.

Section 19—Powers of the Chairman (3)

The Chairman or the Vice Chairman of the Board, if any, shall have the following powers, in addition to any other powers established in Section (c) of Section 18 herein:

(i)	Exercise the legal representation of the Company pursuant to Article 268 of Law 19,550 and comply with and ensure compliance with the laws, decrees, the Company’s By-laws and resolutions adopted by the shareholders, the Board and the Executive Committee;

(ii)	Summon and preside over Board meetings with a vote in all cases and double votes in case of a tie;

(iii)	Hold, if applicable, the office of General Manager;

(iv)	Sign public and private acts on behalf of the Company regardless of the signature and power delegations made by the Board or the powers conferred upon the General Manager and the Deputy General Manager;

(v)	Observe and enforce the resolutions of the Board, regardless of the powers of the General Manager and the Deputy General Manager, if any, or the fact that the Board decides to undertake on its own the enforcement of a resolution or a certain type of function or power; and

(vi)	Preside over the Company’s shareholder meetings.

-ARTICLE VI-

SUPERVISION

Section 20—Supervisory Committee

a)	Composition: A supervisory committee formed by 3 statutory auditors and 3 alternates shall oversee the Company.

b)	(4) Appointment: two of the Supervisory Committee members and two alternate members shall be appointed by Class D shareholders, and the other member of the Supervisory Committee and alternate shall be appointed by Class A shareholders as long as at least one Class A share exists. Members of the Supervisory Committee shall be appointed for the period of one (1) year and shall be vested with the powers Law 19,550 and in the laws and regulations in force. The Supervisory Committee may be convened by any of its members, it shall hold the meeting with the presence of its three members and shall adopt resolutions by majority vote. Any dissenting member of the Supervisory Committee shall have the rights, powers and duties established in Law 19,550.

c)	Compensation: The statutory auditors’ compensations shall be determined by the ordinary shareholders’ meeting within the limits set forth by the laws in effect.

-ARTICLE VII- GENERAL SHAREHOLDER’S MEETINGS

Section 21—Call

Ordinary or extraordinary shareholder’s meetings, as the case may be, shall be convened to deal with matters set forth in Sections 234 and 235 of Law 19.550. Meetings shall be called as provided for in the applicable laws in effect.

Section 22—Publication of Notices

a)	Official Notices: Both ordinary and extraordinary shareholders’ meetings shall be called by the publication of notices in the Official Bulletin, in one of the newspaper of widest circulation in Argentina and in the Bulletins at the Stock Exchanges and Markets of Argentina where the Company’s shares are listed, for such period and with such advance notice as may be established by legal regulations in force. The board of directors will determine the publications to be made abroad to comply with the rules and practices in effect in the jurisdictions of the markets and exchanges where such shares are listed.

b)	Other Means of Publicity: The board of directors may retain the services of proxy soliciting firms, and make use of other mass media to notify shareholders of its views regarding the issues to be submitted to the shareholders’ meetings to be called. The cost of such services and publicity shall be borne by the Company.

Section 23—Representation (3)

Shareholders can be represented by a proxy at meetings of shareholders by using a private instrument with such shareholder’s signature certificated in a judicial, notarial or banking form. The Chairman of the Board, or in his absence the person appointed by the shareholders, shall preside over shareholders’ meetings.

Section 24—Holding of Meetings

a)	Quorum and Majorities: The quorum and majorities at shareholders’ meeting shall be those established under Section 243 and 244 of Law 19.550 according to the type of meeting, call and agenda to be dealt with thereby, except:

(i)	as regards the quorum required at extraordinary shareholders’ meetings on second call, which shall be considered duly held with the presence of any number of shares entitled to vote;

(ii)	to resolve upon the issues listed in paragraph (c), Section 6, in which case the affirmative vote of Class «A» shares cast at a special shareholders’ meeting shall be required;

(iii)	to resolve upon the issues listed in paragraph (b) below, in which case a majority equivalent to 75% of the voting stock shall be required, both in first and second call;

(iv)	to resolve upon the issues listed in paragraph (c) below, in which case a majority equivalent to 66% of the voting stock shall be required, both in first and second call;

(v)	to affect the rights of any specific class of shares, in which case the consent of such class, given at a special shareholders’ meeting, shall be required;

(vi)	to amend any provision of these Bylaws requiring a special majority vote, in which case such majority vote shall also be required; and

(vii)	in a such other cases regarding which these Bylaws require the vote by class or the consent of each one of the classes of stock.

b)	The following decisions shall require the special majority provided for in subparagraph (iii) of the previous paragraph, notwithstanding the consent of the special shareholders’ meeting of the pertinent class whose rights are affected: (i) change of corporate domicile to a location abroad; (ii) any fundamental change in the corporate purpose causing the business described in Section 4 hereof to cease being the Company’s principal or primary business; (iii) delisting of the Company’s shares from the Buenos Aires or New York Stock Exchanges, and (iv) the Company’s split-up into several companies, if as a result of such split-up 25% or more of the Company’s assets are transferred to the companies resulting therefrom, even if such result is obtained after successive split-ups implemented within the term of one year.

c)	The following decisions shall require the special majority provided for in subparagraph (iv) of the previous paragraph, notwithstanding the consent of the special shareholders’ meeting of the pertinent class whose rights are affected: (i) amendments to the Bylaws implying (A) any changes in the percentages fixed in subparagraphs 7(c) or 7(d), or (b) cancellation or the requirements provided for in subparagraphs 7(e) (ii), 7(f) (i) (F) and 7(f) (v), Section 7, for the public offering to reach 100% of the stock and convertible securities, be payable in cash and be not less than the price resulting form applying the mechanisms provided therein; (ii) the furnishing of guarantees in favor of shareholders of the Company, except in the event that the guarantee and the secured obligation shall have been assumed in furtherance of the corporate purpose; (iii) total cease of the refining, marketing and distribution businesses, and (iv) rules in connection with the number, appointment, election and composition of the board of directors.

d)	Special Shareholders’ Meetings: The rules for quorum of the ordinary shareholders’ meeting applied to the aggregate number of outstanding shares of that class shall be followed for the special class shareholders’ meeting. In the event there is a general quorum formed by all the classes of shares present, any number of Class «A», «B» or «C» shares shall form quorum at first and succeeding calls, for the special meetings of each of such classes. As long as Class «A» shares are held solely by the National Government, special meetings of such class may be replaced by a notice signed by the competent public officer with authority to vote such shares.

-ARTICLE VIII-

BALANCE SHEETS AND ACCOUNTS

Section 25—Fiscal Year

a)	Date: The Company’s fiscal year shall start on January 1 and shall end of December 31 of each year, the latter being the date on which the Inventory, General Balance Sheet and Income Statement, shall be prepared, pursuant to the legal provisions in force and applicable technical standards.

b)	Changes: The fiscal year’s closing date may be changed by the shareholders’ meeting, which decision shall be recorded with the Public Registry of Commerce and notified to the Company’s control authorities.

c)	Allocation of Profits: Net and realized profits shall be allocated as follows:

(i)	5%, to the Legal Reserve Fund until the amount of such reserve equals 20% of the Company’s capital stock;

(ii)	compensation of directors and statutory auditors, when appropriate;

(iii)	fixed dividends of the preferred shares, if any, and when appropriate accrued and unpaid dividends;

(iv)	the balance, in whole or in part, as cash dividends of common shares, or to voluntary reserve or allowance funds, or shall be carried forward, or otherwise allocated as decided by the shareholders’ meeting.

d)	Payment of dividends: Dividends shall be paid according to the respective paid-in amounts, within 90 days after being declared, and the right to collect them shall forfeit to the Company after 3 years from the time they were made available to the shareholders. The shareholders’ meeting or, if applicable, the board of directors, may authorize payment of quarterly dividends, always provided that no applicable provisions are violated thereby.

-ARTICLE IX-

WINDING UP

Section 26—Applicable Rules

The Company’s winding up, for whichever reason, shall be governed by the provisions of Chapter I, Part XIII, of Law 19.550.

-ARTICLE X-

OTHER DISPOSITIONS

Section 27— (3)

All references herein to “the date of the By-laws” should be understood as referring to the date when the amendment to the By-laws, approved by Decree No. 1106/93, is registered in the Public Registry of Commerce.

Section 28 — (3) Special Rules for Acquisitions by the National Government

(A)	The provisos of paragraphs e) and f) of Section 7 (save for provisos of paragraph (B) of this Section) shall apply to acquisitions directly or indirectly made by the National Government, by any means or title, of shares or other securities of the Company (1) when as a consequence of such acquisition the National Government turns out to be the owner of, or acquires control over, shares in the Company which, if aggregated to its prior holdings of any class, shall represent as a whole 49% or more of the capital stock; or (2) when the National Government acquires 8% or more of all Class «D» shares outstanding, in as much as it shall hold Class «A» shares that represent or exceed 5% of the capital stock set forth in paragraph (a) of Section 6 of these Bylaws at the time same are registered with the Public Registry of Commerce. Should Class «A» shares held by the National Government represent a percentage lower than the aforementioned 5%, the provisos of paragraph (2) of this Section shall not apply, the general criteria provided for in paragraph (d) of Section 7 thus to apply.

(B)	The purchase offer provided for in case of any of the events set forth in (1) and (2) of paragraph (A) above, shall be limited to the full amount of Class «D» shares.

(C)	The sanctions provided for in paragraph (h) of Section 7 shall be limited, in case of the National Government, to the loss of voting rights when the acquisition that violates the provisos of Section 7 and of this Section shall have occurred under gratuitous title or on account of a question of fact or law in which the National Government has not participated with the purpose and intention of acquiring shares in excess of the limited set, unless when as a consequence of such acquisition, the National Government shall become the owner of, or acquire control over, 49% or more of the capital stock or 50% of more of Class «D» shares. In all other cases the sanctions contemplated in paragraph h) of Section 7 shall apply without limitation.

(D)	To the extent provided for in this Section and in paragraphs (e) and (f) of Section 7, the term “companies”, as used in paragraph (i) of Section 7, includes any type of entity or organization with which the National Government of Argentina has a relationship with the characteristics described in said paragraph. The term “securities”, as used in this Section, shall have the meaning provided in paragraph (d) of Section 7. The term “Control Acquisition”, as used in Section 7, includes acquisitions provided for in paragraph (A) of this Section including the exceptions, reservations and regulations of this Section 28.

Section 29—Suppressed (3) (4)

YPF SOCIEDAD ANONIMA

Domicile: Avenida Roque Saénz Pefia 777—Buenos Aires.

Company’s duration: June 15, 2093.

Last amendment to the Bylaws: October 14, 1999.

Notes:

(1)	The Company Bylaws were approved by National Executive Power Decree N°1106 on May 31, 1993.

(2)	Amendment to Section 4 was approved by the Company’s General Ordinary and Extraordinary Shareholders Meeting Nr. 17 held on April 29, 1997.

(3)	Amendments to Sections 10, 14, 15, 16, 17, 18, 19, 23, 27, 28, 29, 30, 31, 32, 34 and 35 of the Bylaws and the corresponding renumbering of its sections were approved by the Company’s General Ordinary and Extraordinary Shareholders Meeting Nr. 18 held on April 28, 1998.

(4)	Amendments to Sections 6, paragraph b) and c); 9; 11 paragraphs a),c) and e); 15; 20 paragraph b) and 29 of the Company Bylaws were approved by the Company’s General Ordinary and Extraordinary Shareholders Meeting Nr. 20 held on October 14, 1999.

(5)	Amendments to Sections 12 and 13 of the Company Bylaws were approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting Nr. 27 held on April 19, 2005.

General Coordination to the Board of Directors

January 2000